Avana Canada Inc., One of Only Four Companies Awarded a License to

Operate Recreational Cannabis Retail Outlets in Manitoba, Joins Snipp’s

Cannabis Marketing Resource Center

TORONTO, March 22, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received broad interest in the Company’s solutions and its recently launched Cannabis Marketing Resource Center (“CMRC”), from Avana Canada Inc. (“Avana”).

As a late-stage applicant to produce, process and market cannabis under the Access to Cannabis for Medical Purposes Regulations (ACMPR), Avana has had the opportunity to meet and learn from industry trailblazers around the globe. With this valuable know-how, they have developed processes for growing premium, consistent, pesticide-free product. To learn more visit http://www.avana.ca.

Marketed and sold under the Avana brand, their premium cannabis flowers and oils will be produced in a 27,000 sq. ft. facility in St. Thomas, Ontario (on target for construction completion in March), with a 720,000 sq. ft. expansion facility scheduled to begin construction this summer. Encompassing over 200 acres of land, up to 90,000 kg of cannabis will be grown and available to both local and international markets.

Avana is one of only four companies awarded a license to operate recreational cannabis retail outlets in the province of Manitoba. Avana in partnership with Fisher River Cree Nation of Manitoba, Chippewas of the Thames of Ontario, MediPharm Labs of Ontario, and US-based retailer Native Roots Dispensary was awarded this conditional license to operate retail cannabis locations pursuant to a robust RFP process by the province. More details here

http://news.gov.mb.ca/news/index.html?item=43132&posted=2018-02-16

“With our investments from seed to sale, it is important for us to have access not only to resources such as those that are being provided through Snipp’s Cannabis Marketing Resource Center, but also to have access to the capabilities of future partners, like Snipp that can advise on and implement tried and tested solutions that will be critical for driving competitive advantage. This will allow us to focus on our core business strengths and enable faster scalability,” said Zubin Jasavala, President and CEO of Avana.

“We are energized by the interest received in our CMRC. Clearly there is a need that is currently unmet in the cannabis industry for marketing solutions that can be leveraged across the industry ecosystem and we hope to be the go-to resource that fills that need. Avana is a great example of a privately owned forward looking company that intends to run a vertically integrated business that is already thinking through the finer points of their future business and operating model. With the successes they have already had I am sure that our relationship is only just beginning today and will evolve along with their business needs,” said Atul Sabharwal, CEO of Snipp.

The goal of the CMRC is to help Cannabis marketers hit the ground running by leveraging our deep expertise and the flexible technology platforms we have engineered for highly-regulated industries, which have unique requirements compared to other consumer-oriented segments. This resource center is designed to help cannabis-related companies launch sophisticated solutions that are also legally-compliant, a very important aspect for all firms in the space. Interested cannabis companies can sign up and qualify via a simple application process that can be accessed at www.snipp.com/CMRC.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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